                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (AMENDMENT NO. 1)

                               ________________

                                 ABC-NACO Inc.
                               (Name of Issuer)

                         COMMON STOCK, $.01 PAR VALUE
                        (Title of Class of Securities)

                                   000752105

                               Brian P. Friedman
                          FS Private Investments LLC
                        FS Private Investments III LLC
                        520 Madison Avenue, 8/th/ Floor
                           New York, New York  10022
                                (212) 284-1700


   (CUSIP Number)(Name, Address and Telephone Number of Person Authorized to

                      Receive Notices and Communications)

                                With a Copy to:

                           Carmen J. Romano, Esquire
                                    Dechert
                           4000 Bell Atlantic Tower
                               1717 Arch Street
                       Philadelphia, Pennsylvania  19103
                                (215) 994-4000

                                  May 3, 2001
            (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /_/.

          Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 000752105                                                      Page 1

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      FS Private Investments LLC   13-3940694
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,797,728 shares of Common Stock issuable upon the
     OWNED BY conversion of 158,020 shares of Series B-1 Cumulative Convertible Participating Preferred Stock
                   -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
                     9
       EACH
                          0
    REPORTING      -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
      PERSON         10
                          1,797,728 shares of Common Stock issuable upon the
       WITH conversion of 158,020 shares of Series B-1 Cumulative Convertible Partcipating Preferred Stock

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,797,728 shares of Common Stock issuable upon the conversion of 158,020 shares of Series B-1 Cumulative Convertible Partcipating Preferred Stock
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                       [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO
------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO. 000752105                                                      Page 2

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Furman Selz Investors II L.P.
      13-3937561
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [_]
                                                                  (b) [x]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      OO
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                           [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                          1,584,797 shares of Common Stock issuable upon the
     OWNED BY             conversion of 139,303 shares of Series B-1 Cumulative
                          Convertible Participating Preferred Stock
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          1,584,797 shares of Common Stock issuable upon the
                          conversion of 139,303 shares of Series B-1 Cumulative
                          Convertible Participating Preferred Stock
  ------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,584,797 shares of Common Stock issuable upon the conversion of 139,303 shares of Series B-1 Cumulative Convertible Participating Preferred Stock
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.0%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      PN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO. 000752105                                                      Page 3

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      FS Employee Investors LLC       13-3937563
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [_]
                                                                  (b) [x]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      OO
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                           [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                          135,828 shares of Common Stock issuable upon the
     OWNED BY             conversion of 11,939 shares of Series B-1 Cumulative
                          Convertible Partcipating Preferred Stock
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          135,828 shares of Common Stock issuable upon the
                          conversion of 11,939 shares of Series B-1 Cumulative
                          Convertible Partcipating Preferred Stock
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      135,828 shares of Common Stock issuable upon the conversion of 11,939 shares of Series B-1 Cumulative Convertible Partcipating Preferred Stock
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.7%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO
------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO. 000752105                                                      Page 4

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


      FS Parallel Fund L.P.           13-3974766
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [_]
                                                                  (b) [x]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      OO
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                           [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                          77,103 shares of Common Stock issuable upon the
     OWNED BY             conversion of 6,777 shares of Series B-1 Cumulative
                          Convertible Partcipating Preferred Stock
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          77,103 shares of Common Stock issuable upon the
                          conversion of 6,777 shares of Series B-1 Cumulative
                          Convertible Partcipating Preferred Stock
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      77,103 shares of Common Stock issuable upon the conversion of 6,777 shares of Series B-1 Cumulative Convertible Partcipating Preferred Stock
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.4%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      PN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO. 000752105                                                      Page 5

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Furman Selz Investments II L.L.C.   13-3937560
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [_]
                                                                  (b) [x]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      OO
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                           [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                          1,797,728 shares of Common Stock issuable upon the
     OWNED BY             conversion of 158,020 shares of Series B-1 Cumulative
                          Convertible Partcipating Preferred Stock
                    -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          1,797,728 shares of Common Stock issuable upon the
                          conversion of 158,020 shares of Series B-1 Cumulative
                          Convertible Partcipating Preferred Stock
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,797,728 shares of Common Stock issuable upon the conversion of 158,020 shares of Series B-1 Cumulative Convertible Participating Preferred Stock
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.0%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO
------------------------------------------------------------------------------

                                 SCHEDULE 13D

------------------------------------------------------------------------------
CUSIP NO. 000752105                                                    Page 6
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      FS Private Investments III LLC              13-4127833
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,797,728 shares of Common Stock issuable upon the
     OWNED BY conversion of 158,020 shares of Series B-1 Cumulative Convertible Participating Preferred Stock
       EACH        -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
    REPORTING        9

      PERSON              0
                   -----------------------------------------------------------
       WITH               SHARED DISPOSITIVE POWER
                     10
                          1,797,728 shares of Common Stock issuable upon the
                          conversion of 158,020 shares of Series B-1 Cumulative
                          Convertible Participating Preferred Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,797,728 shares of Common Stock issuable upon the conversion of 158,020 shares of Series B-1 Cumulative Convertible Participating Preferred Stock
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                        [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO
------------------------------------------------------------------------------

                                 SCHEDULE 13D

------------------------------------------------------------------------------
CUSIP NO. 000752105                                                    Page 7
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      ING Furman Selz Investors III LLC           13-4121999
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,252,648 shares of Common Stock issuable upon the
     OWNED BY conversion of 110,107 shares of Series B-1 Cumulative Convertible Participating Preferred Stock
       EACH        -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
    REPORTING        9

      PERSON              0
                   -----------------------------------------------------------
       WITH               SHARED DISPOSITIVE POWER
                     10
                          1,252,648 shares of Common Stock issuable upon the
                          conversion of 110,107 shares of Series B-1 Cumulative
                          Convertible Participating Preferred Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,252,648 shares of Common Stock issuable upon the conversion of 110,107 shares of Series B-1 Cumulative Convertible Participating Preferred Stock
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                        [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

------------------------------------------------------------------------------
CUSIP NO. 000752105                                                    Page 8
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      ING Barings U.S. Leveraged Equity Plan LLC
                                                                    13-4127834
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          380,943 shares of Common Stock issuable upon the
     OWNED BY conversion of 33,484 shares of Series B-1 Cumulative Convertible Participating Preferred Stock
       EACH        -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
    REPORTING        9

      PERSON              0
                   -----------------------------------------------------------
       WITH               SHARED DISPOSITIVE POWER
                     10
                          380,943 shares of Common Stock issuable upon the
                          conversion of 33,484 shares of Series B-1 Cumulative
                          Convertible Participating Preferred Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      380,943 shares of Common Stock issuable upon the conversion of 33,484 shares of Series B-1 Cumulative Convertible Participating Preferred Stock
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO
------------------------------------------------------------------------------

                                 SCHEDULE 13D

------------------------------------------------------------------------------
CUSIP NO. 000752105                                                    Page 9
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      ING Barings Global Leveraged Equity Plan Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Bermuda
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          164,137 shares of Common Stock issuable upon the
     OWNED BY conversion of 14,427 shares of Series B-1 Cumulative Convertible Participating Preferred Stock
       EACH        -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
    REPORTING        9

      PERSON              0
                   -----------------------------------------------------------
       WITH               SHARED DISPOSITIVE POWER
                     10

                          164,137 shares of Common Stock issuable upon the conversion of 14,427 shares of Series B-1 Cumulative Convertible Participating Preferred Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      164,137 shares of Common Stock issuable upon the conversion of 14,427 shares of Series B-1 Cumulative Convertible Participating Preferred Stock
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D

------------------------------------------------------------------------------
CUSIP NO. 000752105                                                   Page 10
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      ING Furman Selz Investments III LLC         13-4127836
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,797,728 shares of Common Stock issuable upon the
     OWNED BY conversion of 158,020 shares of Series B-1 Cumulative Convertible Participating Preferred Stock
       EACH        -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
    REPORTING        9

      PERSON              0
                   -----------------------------------------------------------
       WITH               SHARED DISPOSITIVE POWER
                     10

                          1,797,728 shares of Common Stock issuable upon the conversion of 158,020 shares of Series B-1 Cumulative Convertible Participating Preferred Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,797,728 shares of Common Stock issuable upon the conversion of 158,020 shares of Series B-1 Cumulative Convertible Participating Preferred Stock
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    [_]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO
------------------------------------------------------------------------------

                                 SCHEDULE 13D

------------------------------------------------------------------------------
CUSIP NO. 000752105                                                   Page 11
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      ING Furman Selz Asset Managenent LLC         13-4038444
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          3,595,456 shares of Common Stock issuable upon the
     OWNED BY conversion of 316,040 shares of Series B-1 Cumulative Convertible Participating Preferred Stock
       EACH        -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
    REPORTING        9

      PERSON              0
                   -----------------------------------------------------------
       WITH               SHARED DISPOSITIVE POWER
                     10

                          3,595,456 shares of Common Stock issuable upon the conversion of 316,040 shares of Series B-1 Cumulative Convertible Participating Preferred Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      3,595,456 shares of Common Stock issuable upon the conversion of 316,040 shares of Series B-1 Cumulative Convertible Participating Preferred Stock
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    [_]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      18.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO
------------------------------------------------------------------------------

                                SCHEDULE 13D

CUSIP NO. 000752105                                                   Page 12

------------------------------------------------------------------------------

 1    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      ING (U.S.) Financial Holdings Corporation         51-0262561

------------------------------------------------------------------------------

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [_]
                                                                  (b) [X]
------------------------------------------------------------------------------

 3    SEC USE ONLY

-------------------------------------------------------------------------------

 4    SOURCE OF FUNDS

      AF
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                           [_]

------------------------------------------------------------------------------

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
------------------------------------------------------------------------------

                     7    SOLE VOTING POWER
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------

   BENEFICIALLY      8    SHARED VOTING POWER

     OWNED BY             3,595,456 shares of Common Stock issuable upon the
                          conversion of 316,040 shares of Series B-1 Cumulative
                          Convertible Participating Preferred Stock
                   -----------------------------------------------------------
       EACH
                     9    SOLE DISPOSITIVE POWER
    REPORTING
                          0
      PERSON       -----------------------------------------------------------


       WITH          10   SHARED DISPOSITIVE POWER

                          3,595,456 shares of Common Stock issuable upon the conversion of 316,040 shares of Series B-1 Cumulative Convertible Participating Preferred Stock
------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,595,456 shares of Common Stock issuable upon the conversion of 316,040 shares of Series B-1 Cumulative Convertible Participating Preferred Stock
------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                    [_]
------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      18.1%
------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON

      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO.  000752105                                                  Page 13

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      ING Bank N.V.

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [_]
                                                                  (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      AF
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                           [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      The Netherlands
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                          3,595,456 shares of Common Stock issuable upon the
     OWNED BY             conversion of 316,040 shares of Series B-1 Cumulative
                          Convertible Participating Preferred Stock
                    -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH

                          3,595,456 shares of Common Stock issuable upon the conversion of 316,040 shares of Series B-1 Cumulative Convertible Participating Preferred Stock
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,595,456 shares of Common Stock issuable upon the conversion of 316,040 shares of Series B-1 Cumulative Convertible Participating Preferred Stock
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      18.1%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      BK
------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO. 000752105                                                    Page 14

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      ING Groep N.V.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [_]
                                                                  (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      AF
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                           [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      The Netherlands
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                          3,595,456 shares of Common Stock issuable upon the
     OWNED BY             conversion of 316,040 shares of Series B-1 Cumulative
                          Convertible Participating Preferred Stock
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
       WITH
                          3,595,456 shares of Common Stock issuable upon the conversion of 316,040 shares of Series B-1 Cumulative Convertible Participating Preferred Stock
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,595,456 shares of Common Stock issuable upon the conversion of 316,040 shares of Series B-1 Cumulative Convertible Participating Preferred Stock
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      18.1%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IC
------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO. 000752105                                                    Page 15

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Brian P. Friedman   ###-##-####
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [_]
                                                                  (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      AF
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                           [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                          3,595,456 shares of Common Stock issuable upon the
     OWNED BY             conversion of 316,040 shares of Series B-1 Cumulative
                          Convertible Participating Preferred Stock
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          3,595,456 shares of Common Stock issuable upon the
                          conversion of 316,040 shares of Series B-1 Cumulative
                          Convertible Participating Preferred Stock
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,595,456 shares of Common stock issuable upon the conversion of 316,040 shares of Series B-1 Cumulative Convertible Participating Preferred Stock.
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      18.1%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

------------------------------------------------------------------------------
CUSIP NO. 000752105                                                   Page 16
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      James L. Luikart                             ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          3,595,456 shares of Common Stock issuable upon the
     OWNED BY conversion of 316,040 shares of Series B-1 Cumulative Convertible Participating Preferred Stock
       EACH        -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
    REPORTING        9

      PERSON              0
                   -----------------------------------------------------------
       WITH               SHARED DISPOSITIVE POWER
                     10

                          3,595,456 shares of Common Stock issuable upon the conversion of 316,040 shares of Series B-1 Cumulative Convertible Participating Preferred Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      3,595,456 shares of Common Stock issuable upon the conversion of 316,040 shares of Series B-1 Cumulative Convertible Participating Preferred Stock
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    [_]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      18.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

          This Amendment No. 1 to Schedule 13D ("Amendment No. 1") relates to a
Schedule 13D filed on March 8, 2000 ("Schedule 13D") with the Securities and Exchange Commission ("SEC"). This Amendment No. 1 amends and supplements
Schedule 13D.

ITEM 1.   SECURITY AND ISSUER.

          This statement on Schedule 13D relates to shares of common stock, par value $.01 per share (the "Common Stock"), of ABC-NACO Inc., a Delaware corporation (the "Company") which has its principal executive offices at 2001 Butterfield Road, Suite 502, Downers Grove, Illinois 60515.

          FS Private Investments LLC, Furman Selz Investors II L.P., FS Employee Investors LLC, FS Parallel Fund L.P., Furman Selz Investments II LLC, FS Private Investments III LLC, ING Furman Selz Investors III LP, ING Barings U.S. Leveraged Equity Plan LLC, ING Barings Global Leveraged Equity Plan Ltd. and ING Furman Selz Investments III LLC have exchanged all of their shares of Series B Cumulative Convertible Preferred Stock (the "Series B Preferred Stock") for shares of Series B-1 Cumulative Convertible Participating Preferred Stock, par value $1.00 per share (the "Series B-1 Preferred Stock") of the Company, which are convertible into shares of Common Stock.

ITEM 2. IDENTITY AND BACKGROUND.

          The response set forth in Item 2 of Schedule 13D is hereby amended and supplemented by the following information:

          The following table provides certain information about each of the reporting persons.


                                                      CITIZENSHIP OR STATE OF
NAME AND ADDRESS                                      INCORPORATION/ORGANIZATION
----------------                                      --------------------------

FS Private Investments LLC ("Private Investments")    Delaware
520 Madison Avenue, 8/th/ Floor
New York, New York 10022

Furman Selz Investors II L.P. ("Investors")           Delaware
520 Madison Avenue, 8/th/ Floor
New York, New York 10022

FS Employee Investors LLC ("Employee Investors")      Delaware
520 Madison Avenue, 8/th/ Floor
New York, New York 10022

FS Parallel Fund L.P. ("Parallel Fund")               Delaware
520 Madison Avenue, 8/th/ Floor
New York, New York 10022

Furman Selz Investments II LLC                        Delaware
("FS Investments II")
520 Madison Avenue, 8/th/ Floor
New York, New York 10022

FS Private Investments III LLC                        Delaware
("Private Investments III")
520 Madison Avenue, 8/th/ Floor
New York, New York 10022

ING Furman Selz Investors III LP                      Delaware
("Investors III")
520 Madison Avenue, 8/th/ Floor
New York, New York 10022

ING Barings U.S. Leveraged Equity Plan LLC            Delaware
("Barings U.S.")
520 Madison Avenue, 8/th/ Floor
New York, New York 10022

ING Barings Global Leveraged Equity Plan Ltd.         Bermuda
("Barings Global")
520 Madison Avenue, 8/th/ Floor
New York, New York 10022

ING Furman Selz Investments III LLC                   Delaware
("Investments III")
520 Madison Avenue, 8/th/ Floor
New York, New York 10022

ING Furman Selz Asset Management LLC                  Delaware
("ING FS Management")
230 Park Avenue
New York, New York 10169

ING (U.S.) Financial Holdings Corporation             Delaware
("ING U.S.")
135 East 57th Street
New York, New York 10022

ING Bank N.V.                                           The Netherlands
("ING Bank")
P.O. Box 810
1000 AV
Amsterdam, The Netherlands

ING Groep N.V.                                          The Netherlands
("ING Groep")
Strawinskylaan 2631
1077 ZZ Amsterdam

Brian P. Friedman                                       USA
520 Madison Avenue, 8/th/ Floor
New York, New York 10022

James L. Luikart                                       USA
520 Madison Avenue, 8/th/ Floor
New York, New York 10022

              The Executive Board of the ING Groep is the following:

              E. Kist (Chairman)
              F.S. Hubbell
              J.H.M. Lindenbergh
              C. Maas
              A.H.G. Rinnooy Kan
              D. Robins
              M. Tilmant

              The Executive Board of ING Bank is the following:

              E. Kist (Chairman)
              F.S. Hubbell
              J.H.M. Lindenbergh
              C. Maas
              A.H.G. Rinnooy Kan
              D. Robins
              M. Tilmant


             The directors and executive officers of ING U.S. are the following:

Directors:

               David Duffy
               John Cirrito
               Don Taggart

Officers:

          David Duffy                    President and Chief Executive
                                         Officer
          Weitze Prinsen                 Senior Managing Director
          John Egan                      Chief Financial Officer
          John Cirrito                   Managing Director
          Andrew W. Druch                General Counsel, Secretary
                                         and Managing Director

          The officers of ING FS Management are the following:

          Timothy Schantz                President
          Edmund A. Hajim                CEO
          Robert Miller                  Executive Vice President
                                         and CFO
          Kevin Cassidy                  Executive Vice President
          Gerald Lins                    General Counsel and Secretary
          Joseph Kaminsky                Senior Vice President
          Wendy Lurie                    Vice President and Assistant Secretary
          Wendy Prager                   Vice President and Assistant Secretary
          Benjamin Emanuel               Vice President
          David Rutkin                   Vice President

          ING Groep owns 100% of ING Bank, which owns 100% of ING U.S., which is the sole managing member and owner of 100% of the interests of ING FS Management LLC, which is the sole managing member and owner of 81.5% of the interests of FS Investments II, which is the sole managing member of Employee Investors. FS Investments II is the sole general partner of Investors and the sole general partner of Parallel Fund. ING FS Management LLC is also the sole managing member and owner of 95.8% of the interests of Investments III. Investments III is the general partner of Investors III, the sole managing member of Barings U.S. and the manager of Barings Global.

          As a result of its role as manager of Investors, Employee Investors and Parallel Fund (the "Funds"), Private Investments may be deemed to be the beneficial owner of the shares beneficially owned by the Funds. As a result of its role as manager of Investors III, Barings U.S. and Barings Global (the "Funds III"), Private Investments III may be deemed to be the beneficial owner of the shares beneficially owned by the Funds III. As a result of their positions as managing members of Private Investments and Private Investments III, Brian P. Friedman and James L. Luikart may be deemed to be the beneficial owners of the shares beneficially owned by

Private Investments and Private Investments III and therefore deemed to be the beneficial owners of the shares held by the Funds and the Funds III.

          (d) and (e). None of the reporting persons, and to the knowledge of the reporting persons, none of the other individuals named have, within the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

          (f) Brian P. Friedman and James L. Luikart are United States citizens.

          The filing of this statement shall not be construed as an admission that Private Investments, FS Investments II, Private Investments III, Investments III, ING FS Management, ING U.S., ING Bank, ING Groep, Brian P. Friedman or James L. Luikart are, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any shares covered by this statement.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The response set forth in Item 3 of Schedule 13D is hereby amended and supplemented by the following information:


          Pursuant to the Exchange Agreement (as defined in Item 4), Investors, Employee Investors, Parallel Fund, Investors III, Barings U.S. and Barings Global exchanged all of their shares of Series B Preferred Stock for Series B-1 Preferred Stock. No additional cash consideration was paid to the Company in connection with the exchange of Series B Preferred Stock for Series B-1 Preferred Stock.


ITEM 4.   PURPOSE OF TRANSACTION.


          The response set forth in Item 4 of Schedule 13D is hereby amended and supplemented by the following information:


          The Series B-1 Preferred Stock was acquired for investment purposes. The reporting persons intend to review on a continuing basis their investment in the Company and the Company's business, prospects and financial condition.
Based on such continuing review, alternative investment opportunities available to the reporting persons and all other factors deemed relevant (including, without limitation the market for and price of Common Stock, offers for shares of the Common Stock, general economic conditions and other future developments), the reporting persons may decide to convert all or part of the Series B-1 Preferred Stock, or sell or seek the sale of all or part of the Series B-1 Preferred Stock.


          Pursuant to the Stock Purchase Agreement dated May 1, 2001 (the "Stock Purchase Agreement") by and among ING Furman Selz Asset Management LLC, ING Furman

Selz Investors III LP, ING Barings U.S. Leveraged Equity Fund LLC and ING Barings Global Leveraged Equity Fund Ltd., ING Furman Selz Asset Management LLC sold and transferred to ING Furman Selz Investors III LP, ING Barings U.S. Leveraged Equity Fund LLC and ING Barings Global Leveraged Equity Fund Ltd. an aggregate of 149,000 shares of Series B Preferred Stock.

          Pursuant to the Exchange Agreement dated April 17, 2001 (the "Exchange Agreement") by and among ABC-NACO INC., a Delaware corporation ("the Company"), and the entities listed on Exhibit A thereto ("the Investors"), the Company
                           ---------
issued shares of Series   B-1 Preferred Stock in exchange for all of the
outstanding shares of Series B Preferred Stock.


          The issuance of the Series B-1 Preferred Stock constitutes a material change in the capitalization of the Company. If the Series B-1 Preferred Stock is converted, in whole or in part, there could be a material change in the capitalization of the Company.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          The response set forth in Item 5 of Schedule 13D is hereby amended and supplemented by the following information:

(a) - (b)

                                     NUMBER OF              PERCENT OF
                                     SHARES TO BE             COMMON            SHARED                   SHARED
                                     BENEFICIALLY             STOCK             VOTING                 INVESTMENT
NAME                                 OWNED                                       POWER                    POWER
----------------------------        --------------          ----------         --------                ----------
Private Investments                    1,797,728                9.0            1,797,728               1,797,728

Investors                              1,584,797                8.0            1,584,797               1,584,797

Employee Investors                       135,828                0.7              135,828                 135,828

Parallel Fund                             77,103                0.4               77,103                  77,103

FS Investments II                      1,797,728                9.0            1,797,728               1,797,728

Private Investments III                1,797,728                9.0            1,797,728               1,797,728

Investors III                          1,252,648                6.3            1,252,648               1,252,648

Barings U.S.                             380,943                1.9              380,943                 380,943

Barings Global                           164,137                0.8              164,137                 164,137

Investments III                        1,797,728                9.0            1,797,728               1,797,728

ING FS Management                      3,595,456               18.1            3,595,456               3,595,456

ING U.S.                               3,595,456               18.1            3,595,456               3,595,456

ING Bank                               3,595,456               18.1            3,595,456               3,595,456

ING Groep                              3,595,456               18.1            3,595,456               3,595,456

Brian P. Friedman                      3,595,456               18.1            3,595,456               3,595,456

James L. Luikart                       3,595,456               18.1            3,595,456               3,595,456

           As of May 2, 2001, the Company had 19,872,242 shares of Common Stock outstanding.

     (b)   See the answer to Item 2 hereof.

     (c) Other than the transactions described herein, no transactions by any of the reporting persons required to be reported by this Item have taken place in the last sixty (60) days.

     (d) The limited partners of the Investors and Parallel Fund and the members of Employee Investors, Barings U.S. and Investors III and the manager of Barings Global have the right to receive dividends from, or proceeds from the sale of, all or some of the Series B-1 Preferred Stock or all or some of the Common Stock after conversion of the Preferred Stock.

     (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           The response set forth in Item 6 of Schedule 13D is hereby amended and supplemented by the following information:

           As contemplated by the Exchange Agreement, the Board of Directors of the Company approved and adopted a Certificate of Designation, Preferences and Rights (the "Series B-1 Certificate") to create the Series B-1 Preferred Stock. The Series B-1 Certificate provides that dividends shall be cumulative at a rate of 10% per annum. Dividends shall accrue daily and be payable semi-annually, except that the Company is entitled to defer the first two years' dividends and pay such deferred dividends on the second anniversary of the date of original issuance of the Series B Preferred Stock. If the Company fails to pay a dividend when due, the dividend rate will increase to 15% per annum. The Series B-1 Certificate provides that the holders of each share of Series B-1 Preferred Stock shall be entitled to vote for the election of Directors to the Corporation's Board of Directors. Each share of Series B-1 Preferred Stock shall be entitled to cast a number of votes equal to the number of shares of Common Stock into which it could be converted. The Series B-1 Certificate also provides that upon the occurrence of an event or transaction that could result in a Change of Control, as defined in the Series B-1 Certificate, the holders of Series B-1 Preferred Stock shall have the right to cause the Corporation to redeem all of such holder's then outstanding shares of Series B-1 Preferred Stock in exchange for the number of shares of Common Stock into which it could be converted or its cash conversion amount, as set forth in the Series B-1 Certificate.

          The Series B-1 Certificate provides that the Series B-1 Preferred Stock is initially convertible into shares of Common Stock of the Company at a conversion price of $9.00. The conversion price may be adjusted from time to time as set forth in the Series B-1 Certificate and is currently set at $8.79. At any time after the third anniversary of the date of the original issuance of the Series B-1 Preferred Stock, all or a portion of the shares of Series B-1 Preferred Stock shall, at the option of the Company, automatically be converted into shares of Common Stock if certain conditions are met.

          The Investors, the Employee Investors, the Parallel Fund, Investors III, Barings U.S., Barings Global and the Company are parties to an Investors Rights Agreement dated as of March 8, 2000, as amended, (the "Investors Rights Agreement"). Pursuant to the Investors Rights Agreement, and subject to its terms and conditions, the Purchasers may request that a shelf registration statement or a demand registration statement be filed by the Company. In addition, the Purchasers have certain piggyback registration rights under the Investors Rights Agreement in connection with registrations by the Company under the Securities Act of 1933, as amended.

          Pursuant to the Stock Purchase Agreement dated May 1, 2001 (the "Stock Purchase Agreement") by and among ING Furman Selz Asset Management LLC, ING Furman Selz Investors III LP, ING Barings U.S. Leveraged Equity Fund LLC and ING Barings Global Leveraged Equity Fund Ltd., ING FS Management sold and transferred to Investors III, Barings U.S. and Barings Global an aggregate of 149,000 shares of Series B Preferred Stock.

          Pursuant to the Exchange Agreement, the shares of Series B Preferred Stock were then exchanged for shares of Series B-1 Preferred Stock, as set forth in Item 4.

          Private Investments is the manager of each of Investors, Employee Investors and Parallel Fund. The general partner of each of Investors and Parallel Fund and the managing member of Employee Investors have delegated all relevant rights to Private Investments. Private Investments III is the manager of each of Investors III, Barings U.S. and Barings Global. The general partner of Investors III, the sole managing member of Barings U.S. and the manager of Barings Global have delegated all relevant rights to Private Investments III. Brian P. Friedman and James L. Luikart are the managing members of Private Investments and Private Investments III.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          A. Joint Reporting Agreement and Power of Attorney on Behalf of Each Reporting Person dated March 20, 2000.

          B. Joint Reporting Agreement and Power of Attorney on Behalf of Each Reporting Person dated May 14, 2001

          C. Certificate of Designation, Preferences and Rights of Series B-1 Cumulative Convertible Preferred Stock

          D. Stock Purchase Agreement dated May 1, 2001 by and among ING Furman Selz Asset Management LLC, ING Furman Selz Investors III LP, ING

              Barings U.S. Leveraged Equity Fund LLC and ING Barings Global Leveraged Equity Fund Ltd.

          E. Exchange Agreement dated April 17, 2001 by and among ABC-NACO Inc. and the individual and entities listed on Exhibit A thereto.
                                                        ---------

                                  SIGNATURES

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  May 15, 2001



                                    FURMAN SELZ INVESTORS II L.P.
                                    FS EMPLOYEE INVESTORS LLC
                                    FS PARALLEL FUND L.P.


                                    By: FS PRIVATE INVESTMENTS LLC

                                    By:    /s/ *
                                        _________________________________
                                        Name:  James L. Luikart
                                        Title: Managing Member


                                    FS PRIVATE INVESTMENTS LLC

                                    By:    /s/ *
                                        _________________________________
                                        Name:  James L. Luikart
                                        Title: Managing Member


                                    FURMAN SELZ INVESTMENTS II LLC

                                    By:    /s/ **
                                        _________________________________
                                        Name:  James L. Luikart
                                        Title: Executive Vice President

                                 ING FURMAN SELZ INVESTORS III LP
                                 ING BARINGS U.S. LEVERAGED EQUITY PLAN LLC
                                 ING BARINGS GLOBAL LEVERAGED EQUITY PLAN LTD.


                                    BY: FS PRIVATE INVESTMENTS III LLC

                                 By:   /s/ *
                                    ________________________________________
                                    Name:  James L. Luikart
                                    Title: Managing Member

                                 FS PRIVATE INVESTMENTS III LLC

                                 By:   /s/ *
                                    ________________________________________
                                    Name:  James L. Luikart
                                    Title: Managing Member

                                 ING FURMAN SELZ INVESTMENTS III LLC

                                 By:   /s/ **
                                    ________________________________________
                                    Name:  James L. Luikart
                                    Title: Executive Vice President


                                 ING FURMAN SELZ ASSET MANAGEMENT LLC

                                 By:   /s/ **
                                    ________________________________________
                                    Name:  Robert J. Miller
                                    Title: Executive Vice President


                                 ING (U.S.) FINANCIAL HOLDINGS CORPORATION

                                 By:   /s/ **
                                    ________________________________________
                                    Name:  Andrew Druch
                                    Title: Secretary

                                    ING BANK N.V.

                                    By:     /s/**
                                        _________________________________
                                        Name:  J.H.J. Houben
                                        Title: Managing Principal

                                    By:     /s/**
                                        _________________________________
                                        Name:  P.F.M. Van Lierop
                                        Title: Senior Legal Advisor

                                    ING GROEP N.V.

                                    By:     /s/**
                                        _________________________________
                                        Name:  J.H.J. Houben
                                        Title: Managing Principal

                                    By:   /s/ Brian P. Friedman
                                        _________________________________
                                        Name: Brian P. Friedman

                                    By:   /s/ James L. Luikart
                                        _________________________________
                                        Name: James L. Luikart



                                  * By:   /s/ James L. Luikart
                                        _________________________________
                                              James L. Luikart

                                 ** By:   /s/ Robert Miller
                                        _________________________________
                                              Robert Miller
                                              Attorney-in-Fact

                                 EXHIBIT INDEX

No.  Description
---  -----------

(1) Joint Reporting Agreement and Power of Attorney on Behalf of Each Reporting Person dated March 20, 2000

(2) Joint Reporting Agreement and Power of Attorney on Behalf of Each Reporting Person dated May 14, 2001

(3) Certificate of Designation, Preferences and Rights of Series B-1 Cumulative Convertible Preferred Stock

(4) Stock Purchase Agreement dated May 1, 2001 by and among ING Furman Selz Asset Management LLC, ING Furman Selz Investors III LP, ING Barings U.S. Leveraged Equity Fund LLC and ING Barings Global Leveraged Equity Fund Ltd.

(5) Exchange Agreement dated April 17, 2001 by and among ABC-NACO Inc. and the individual and entities listed on Exhibit A thereto.
                                  ---------